================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                              DATED MARCH 10, 2003

                        Commission File Number 000-13727

                            PAN AMERICAN SILVER CORP.
                            -------------------------
                               (Registrant's name)


                           SUITE 1500, 625 HOWE STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T6
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F [ ]               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [ ]               No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Pan American Silver Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 10, 2003
         PAN AMERICAN SILVER CORP.



By:
/s/  Ross Beaty
----------------------------
Ross Beaty
Chairman and C.E.O.

                                                [PAN AMERICAN SILVER CORP. LOGO]

[LOGO]

Pan American will host a conference call on Tuesday March 11th at 9:00 a.m. Pacific time (12 p.m. Eastern time) to discuss financial and operational results, give project updates, and answer questions. To listen to the call live, dial 1-416-695-5806. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1379677. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at HTTP://WWW.Q1234.COM.


10 March 2003

      PAN AMERICAN SILVER CORP. REPORTS YEAR-END AND FOURTH QUARTER RESULTS

Vancouver, British Columbia - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported its financial results for the fourth quarter and the year 2002. All amounts are expressed in U.S. dollars. Revenue for the fourth quarter was $12.1 million, an 11 percent increase over that of 2001. Revenue for the year was $45.1 million, 21 per cent greater than for 2001 due to a full year's operations from the company's Huaron mine in Peru. Full-year silver production was 7.8 million ounces, 12 percent higher than in 2001.

During the fourth quarter, Pan American recorded an unusual charge of $12.1 million against the operations of the Quiruvilca mine, resulting in a net loss for the quarter of $13.7 million or $0.32 per share. The unusual charge follows the company's $15.1 million write-down in the third quarter of the Quiruvilca mine's carrying value and an assessment of the long-term mine reclamation cost. The net loss for the year was $33.7 million $(0.80 per share) including the total $27.2 million Quiruvilca mine write-down and reclamation charge. The fourth quarter charge consisted of a $10 million non-cash provision for future reclamation costs, a $1.8 million non-cash provision against the carrying value of the mine's supplies inventory and $0.29 million of mine development costs incurred in the fourth quarter. All future expenditures at Quiruvilca will be expensed as incurred. Operations at Quiruvilca have been severely affected by record low metal prices since late 2000, particularly zinc. The mine continues to operate, and in fact has operated better than expected to date in 2003.

Excluding the unusual charge, the net loss for the fourth quarter was $1.6 million or $0.04 per share (2001 - net loss of $4.4 million or $0.12 per share). The improvement stems mainly from good results at the Huaron mine, where metal production was higher and costs lower than in the fourth quarter of 2001. Consolidated production for the quarter was 2.0 million ounces of silver, 9,555 tonnes of zinc, 5,214 tonnes of lead and 742 tonnes of copper.

Mining operations contributed $1.9 million during the year, a $5.2 million improvement from 2001 when mining operations lost $3.3 million. The mining contribution in the fourth quarter was $0.4 million (2001 - lost $1.2 million). Capital spending totaled $10.9 million, primarily on the La Colorada mine expansion. Financing activities, net of $3.3 million in debt repayments during the year, generated $18.5 million. Cash at year-end was $10.2 million. At December 31, the company had spent and committed $10.1 million of the $20 million La Colorada capital budget and the balance of the expansion costs will be funded from a $10 million loan from the IFC, a member of the World Bank group, the first tranche of which was drawn down on March 7, 2003. This project is proceeding on schedule and within budget and should be completed by July. At year-end, long-term debt was $3.9 million (2001 - $5 million).

Pan American's CEO Ross Beaty, said, "Pan American had another tough financial year in 2002 due to continued very low metal prices, but I am optimistic that we will have much better results in 2003 as we grow into a larger and stronger company. We have taken the difficult decision to reflect in our 2002 results our worst-case financial exposure regarding the Quiruvilca mine even though we expect metal prices and therefore Quiruvilca's results to improve in the future. We began construction of La Colorada and this


              1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6.
                        TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com
should be our most profitable mine when it opens to full-scale production in July. Huaron had an excellent performance in 2002 and we added a new source of cash flow from the Peru silver stockpiles operation late in the year. We added major growth projects at Manantial Espejo in Argentina, and early in 2003, at Alamo Dorado in Mexico following our acquisition of Corner Bay Silver. So I am very excited about our growth ahead, and with it our ability to improve our financial results this year."

In Peru, the company increased its silver operations to three, with the November addition of a small but very profitable silver stockpile operation that is expected to produce about 0.5 million ounces annually at a cash cost of less than $2 per ounce for the next ten years. At the Huaron mine, silver production increased to 4.5 million ounces in 2002 from 2.9 million ounces in 2001. In December a 10 percent mine expansion began at Huaron due to excellent exploration results in the year, and planned production in 2003 is 4.9 million ounces of silver. At the Quiruvilca mine, production in 2003 is planned at 2.7 million ounces of silver. Half of Quiruvilca's planned zinc production for 2003 has been hedged at higher-than-current prices and operations so far this year are much improved from the previous quarter.

In Mexico, Pan American began construction in July of the $20 million project that will expand production at the La Colorada mine to 3.8 million ounces annually by mid-2003. Silver production for 2002 was 0.6 million ounces and planned production for 2003 is 2.3 million ounces. In June, the company agreed to acquire Corner Bay Silver in a merger that closed on February 20, 2003. Corner Bay's main asset was the 77 million ounce Alamo Dorado silver project and Pan American plans to complete a revised feasibility study on the deposit by mid-2003, and then proceed with production financing and construction as soon as possible on this promising project.

Elsewhere, Pan American has interests in four other growth projects that were all advanced during 2002. In Bolivia, the San Vicente mine produced 1.1 million ounces of silver under a toll-milling agreement with a Bolivian company, and Pan American anticipates advancing the property in 2003 towards a feasibility study. In Argentina, the 50 percent owned Manantial Espejo property generated very good exploration drilling results during the year, and plans for 2003 are to undertake an underground tunneling and drilling program on the property leading to a feasibility study in 2004. In Peru, the Tres Cruces gold project near Quiruvilca was reactivated during the year as a result of the large nearby Alto Chicama gold discovery by Barrick Gold, and higher gold prices. In 2003, Barrick will be exploring Tres Cruces and the company's Los Angeles gold property, also adjacent to Quiruvilca. Finally, in Russia, the 20 percent owned Dukat mine was reported to have opened in December, though no silver sales were made and it is uncertain as to when they will commence.

Mr. Beaty concluded, "Pan American now has four silver operations and several outstanding growth projects. In 2003 the company's silver production is expected to grow to 10.3 million ounces. While the silver price only rose modestly in 2002 relative to gold, it outperformed most base metal prices - an affirmation of silver's dual role as a precious and industrial metal. The outlook is good for higher metal prices in 2003 and, with our rising production base, this will immediately translate to improved financial results for our shareholders. We are solidly on track to become the world's purest large silver producer in the near future and the pre-eminent silver mining investment equity."

                                     - End -

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations 604-684-1175

CAUTIONARY NOTE

SOME OF THE STATEMENTS IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS AND AS SUCH ARE BASED ON AN ASSUMED SET OF ECONOMIC CONDITIONS AND COURSES OF ACTION. THESE INCLUDE ESTIMATES OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, EXPECTED TRENDS IN MINERAL PRICES AND STATEMENTS THAT DESCRIBE PAN AMERICAN'S FUTURE PLANS, OBJECTIVES OR GOALS. THERE IS A SIGNIFICANT RISK THAT ACTUAL RESULTS WILL VARY, PERHAPS MATERIALLY, FROM RESULTS PROJECTED DEPENDING ON SUCH FACTORS AS CHANGES IN GENERAL ECONOMIC CONDITIONS AND FINANCIAL MARKETS, CHANGES IN PRICES FOR SILVER AND OTHER METALS, TECHNOLOGICAL AND OPERATIONAL HAZARDS IN PAN AMERICAN'S MINING AND MINE DEVELOPMENT ACTIVITIES, UNCERTAINTIES INHERENT IN THE CALCULATION OF MINERAL RESERVES, MINERAL RESOURCES AND METAL RECOVERIES, THE TIMING AND AVAILABILITY OF FINANCING, GOVERNMENTAL AND OTHER APPROVALS, POLITICAL UNREST OR INSTABILITY IN COUNTRIES WHERE PAN AMERICAN IS ACTIVE, LABOR RELATIONS AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN PAN AMERICAN'S FORM 40-F.

                   2002 YEAR END AND FOURTH QUARTER HIGHLIGHTS

                                                                THREE MONTHS ENDED                          YEARS ENDED
                                                                    DECEMBER 31,                            DECEMBER 31,
                                                                  2002           2001                   2002            2001
                                                            -----------     ----------            ------------    -----------

FINANCIAL HIGHLIGHTS (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)
Net income (loss)                                             $(13,721)        $(4,388)             $(33,658)        $(8,077)
Earnings (loss) per share                                        (0.32)          (0.12)                (0.80)          (0.22)
Net income (loss) before unusual items                          (1,632)         (4,388)               (6,440)        (11,577)
Earnings (loss) per share before unusual items                   (0.04)          (0.12)                (0.15)          (0.32)
Contribution from mining operations                                379          (1,230)                1,932          (3,295)
Capital spending                                                 5,005             847                10,938           6,532
Exploration expense                                                629             454                 1,206             892
Cash                                                            10,185           3,331                10,185           3,331
Working capital                                                 $2,399            $(73)               $2,399            $(73)

ORE MILLED, METALS RECOVERED TO CONCENTRATE, AND COST PER OUNCE PRODUCED
HUARON MINE
Tonnes Milled                                                  156,305         137,139               606,300         367,274
Silver - ounces                                              1,134,902       1,088,183             4,527,971       2,897,946
Zinc - tonnes                                                    5,456           4,239                20,896           9,574
Lead - tones                                                     3,731           2,718                14,006           8,445
Copper -- tonnes                                                   406             447                 1,740             959
Total cash cost per ounce                                        $3.70           $3.93                 $3.66           $4.01
Total production cost per ounce                                  $4.22           $4.31                 $4.13           $4.38

QUIRUVILCA MINE
Tonnes Milled                                                  119,098         136,593               508,352         568,451
Silver -- ounces                                               576,163         771,971             2,509,689       3,259,372
Zinc -- tonnes                                                   3,998           5,018                17,852          21,009
Lead -- tonnes                                                   1,398           1,915                 6,468           8,358
Copper -- tonnes                                                   336             326                 1,107           1,204
Total cash cost per ounce                                        $5.51           $4.82                 $5.15           $4.71
Total production cost per ounce                                  $6.24           $5.85                 $6.52           $5.66

LA COLORADA MINE
Tonnes Milled                                                   13,528          13,819                50,662          47,317
Silver -- ounces                                               197,263         227,481               626,035         782,853
Zinc -- tonnes                                                     101             140                   333             311
Lead -- tonnes                                                      85             129                   316             384
Total cash cost per ounce                                           --           $5.02                    --           $4.14
Total production cost per ounce                                     --           $5.78                    --           $4.83

PYRITE STOCKPILE SALES
Tonnes Sold                                                      9,018              --                 9,018              --
Silver -- ounces                                               101,459              --               101,459              --
Total cash cost per ounce                                        $1.50              --                 $1.50              --
Total production cost per ounce                                  $2.13              --                 $2.13              --

CONSOLIDATED PRODUCTION
Tonnes milled                                                  297,949         287,551             1,174,332         983,042
Silver -- ounces                                             2,009,787       2,087,635             7,765,154       6,940,171
Zinc -- tonnes                                                   9,555           9,397                39,081          30,894
Lead -- tonnes                                                   5,214           4,762                20,790          17,187
Copper -- tonnes                                                   742             773                 2,847           2,163

REALIZED METALS PRICES
Silver -- per ounce (note)                                       $4.20           $3.99                 $4.26           $4.01
Zinc -- per pound                                                $0.35           $0.36                 $0.35           $0.40
Lead -- per pound                                                $0.20           $0.22                 $0.21           $0.21
Copper -- per pound (note)                                       $0.62           $0.57                 $0.62           $0.62
  Note -- Pan American pays a refining charge for silver
          and copper

CONSOLIDATED COST PER OUNCE OF SILVER NET OF BY-PRODUCT CREDITS)
Total cash cost per ounce                                        $4.15           $4.38                 $4.16           $4.36
Total production cost per ounce                                  $4.74           $5.04                 $4.94           $5.04


                            PAN AMERICAN SILVER CORP.
                           Consolidated Balance Sheets
                   (Unaudited - in thousands of U.S. dollars)


                                                                        DECEMBER 31   DECEMBER 31
                                                                               2002          2001
                                                                        -----------   -----------
ASSETS
Current
   Cash and cash equivalents                                              $  10,185      $  3,331
   Short-term investments                                                        13           513
   Accounts receivable                                                        4,598         6,037
   Inventories                                                                4,637         4,655
   Prepaid expenses                                                           3,197         6,534
                                                                          ---------      --------
Total Current Assets                                                         22,630        21,070
Mineral property, plant and equipment, net                                   59,447        66,659
Investment and other properties                                               4,193         1,785
Direct smelting ore                                                           4,303            --
Other                                                                         4,393         2,003
                                                                          ---------      --------
Total Assets                                                              $  94,966      $ 91,517
                                                                          =========      ========
LIABILITIES
Current
   Operating line of credit                                               $     125      $  1,390
   Accounts payable and accrued liabilities                                  15,227        12,283
   Advances for metal shipments                                               2,158         4,071
   Current portion of bank loans and capital leases                           1,638         2,209
   Current portion of severance indemnity and commitments                       953           547
   Current portion of deferred revenue                                          130           643
                                                                          ---------      --------
Total Current Liabilities                                                    20,231        21,143
Deferred revenue                                                                923         1,850
Bank loans and capital leases                                                 3,942         5,010
Provision for reclamation                                                    12,971         2,112
Severance indemnity and commitments                                           1,407         2,525
                                                                          ---------      --------
Total Liabilities                                                            39,474        32,640
                                                                          ---------      --------
SHAREHOLDERS' EQUITY
Share capital
   Authorized:
    100,000,000 common shares of no par value
   Issued:
    December 31, 2001 - 37,628,234 common shares
    December 31, 2002 - 43,883,454 common shares                            161,024       130,723
   Additional paid in capital                                                 1,092         1,120
   Deficit                                                                 (106,624)      (72,966)
                                                                          ---------      --------
Total Shareholders' Equity                                                   55,492        58,877
                                                                          ---------      --------
Total Liabilities and Shareholders' Equity                                $  94,966      $ 91,517
                                                                          =========      ========

                            PAN AMERICAN SILVER CORP.
                Consolidated Statements of Operations and Deficit
                   (Unaudited - in thousands of U.S. dollars,
                    except for shares and per share amounts)


                                                 TWELVE MONTHS ENDED                THREE MONTHS ENDED
                                                      DECEMBER 31                       DECEMBER 31
                                                   2002             2001             2002             2001
                                            -----------      -----------      -----------      -----------
REVENUE                                     $    45,093      $    37,296      $    12,084      $    10,913
EXPENSES
   Operating                                     43,161           40,591           11,705           12,143
   General and administration                     1,698            2,138              462              671
   Depreciation and amortization                  4,872            4,312              692            1,292
   Reclamation                                      860              620              215              290
   Exploration                                    1,206              892              629              454
   Interest expense                                 988              783              223              304
   Write down of mineral properties and
   reclamation                                   27,218               --           12,089               --
   Gain on sale of land                              --           (3,500)              --               --
                                            -----------      -----------      -----------      -----------
                                                 80,003           45,836           26,015           15,154
                                            -----------      -----------      -----------      -----------
Loss from operations                            (34,910)          (8,540)         (13,931)          (4,241)
Other income (expenses)                           1,252              463              210             (147)
                                            -----------      -----------      -----------      -----------
Net income (loss) for the period                (33,658)          (8,077)         (13,721)          (4,388)
Deficit, beginning of period                    (72,966)         (64,889)         (92,903)         (68,578)
                                            -----------      -----------      -----------      -----------
Deficit, end of period                      $  (106,624)     $   (72,966)     $  (106,624)     $   (72,966)
                                            ===========      ===========      ===========      ===========


Loss per share                              $     (0.80)     $     (0.22)     $     (0.32)     $     (0.12)
Weighted average shares outstanding          41,849,413       36,162,815       43,308,203       37,558,646


                            PAN AMERICAN SILVER CORP.
              Consolidated Statements of Cash Flows - Direct Method
                   (Unaudited - in thousands of U.S. dollars)


                                                              TWELVE MONTHS ENDED         THREE MONTHS ENDED
                                                                   DECEMBER 31                  DECEMBER 31
                                                                2002          2001          2002          2001
                                                            --------      --------      --------      --------
OPERATING ACTIVITIES
   Sales proceeds                                           $ 44,015      $ 38,176      $ 10,629      $  9,955
   Hedging activities                                            960            40           237            18
   Interest paid                                                (988)         (783)         (223)         (304)
   Other income and expenses                                     926            96           157          (172)
   Products and services purchased                           (42,533)      (36,759)      (11,148)       (9,594)
   Exploration                                                (1,102)         (892)         (545)         (469)
   General and administration                                 (2,020)       (1,964)         (934)         (466)
                                                            --------      --------      --------      --------
                                                                (742)       (2,086)       (1,827)       (1,032)
                                                            --------      --------      --------      --------
FINANCING ACTIVITIES
   Shares issued for cash                                     22,821         9,789           113           237
   Share issue costs                                            (962)         (340)           (6)          (29)
   Proceeds from (repayment of) line of credit                (1,265)           --          (595)           --
   Proceeds from (repayment of) bank loans                    (2,060)       (5,044)         (459)          136
                                                            --------      --------      --------      --------
                                                              18,534         4,405          (947)          344
                                                            --------      --------      --------      --------
INVESTING ACTIVITIES
   Mineral property, plant and equipment expenditures         (9,780)       (6,683)       (4,609)         (885)
   Investment and other property expenditures                 (1,158)          (24)         (396)           (2)
   Proceeds from sale of short-term investments                   --           256            --            --
   Other                                                          --           (81)           --            40
                                                            --------      --------      --------      --------
                                                             (10,938)       (6,532)       (5,005)         (847)
                                                            --------      --------      --------      --------
Increase (decrease) in cash and cash equivalents during
  the period                                                   6,854        (4,213)       (7,779)       (1,535)
Cash and cash equivalents, beginning of period                 3,331         7,544        17,964         4,866
                                                            --------      --------      --------      --------
Cash and cash equivalents, end of period                    $ 10,185      $  3,331      $ 10,185      $  3,331
                                                            ========      ========      ========      ========

SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Exchange of land for equity in a subsidiary              $     --      $  2,800      $     --      $     --
   Marketable securities acquired in land exchange                --           500            --            --
   Lease of mining equipment                                     434            --            --            --
   Warrants granted pursuant to equity financing                  --            27            --            --
   Shares issued to purchase a royalty                         3,000            --            --            --
   Shares issued to purchase a mineral property                1,250            --            --            --
   Exchange of marketable securities for ore stockpiles          500            --           500            --
   Shares issued to purchase ore stockpiles                    4,000            --         4,000            --
   Shares issued for compensation                                253            --            --            --
                                                            --------      --------      --------      --------
                                                            $  9,437      $  3,327      $  4,500      $     --
                                                            ========      ========      ========      ========

                            PAN AMERICAN SILVER CORP.
             Consolidated Statements of Cash Flows - Indirect Method
                   (Unaudited - in thousands of U.S. dollars)

                                                               TWELVE MONTHS ENDED         THREE MONTHS ENDED
                                                                    DECEMBER 31                 DECEMBER 31
                                                                 2002          2001          2002          2001
                                                             --------      --------      --------      --------
OPERATING ACTIVITIES
Net income (loss) for the period                             $(33,658)     $ (8,077)     $(13,721)     $ (4,388)
Items not involving cash
   Depreciation and amortization                                4,872         4,312           692         1,292
   Gain on sale of assets                                          --        (3,523)           --            --
   Reclamation provision                                          860           620           215           290
   Write-down of mineral property                              27,218            --        12,089            --
   Operating cost provisions                                     (658)          529          (789)          820
                                                             --------      --------      --------      --------
                                                               (1,366)       (6,139)       (1,514)       (1,986)
Changes in non-cash operating working capital items               624         4,053          (313)          954
                                                             --------      --------      --------      --------
Cash used by operations                                          (742)       (2,086)       (1,827)       (1,032)
                                                             --------      --------      --------      --------

FINANCING ACTIVITIES
   Shares issued for cash                                      22,759         9,789           113           237
   Share issue costs                                             (962)         (340)           (6)          (29)
   Changes in non-cash working capital items                       62            --            --            --
   Proceeds from (repayment of) line of credit                 (1,265)           --          (595)           --
   Proceeds from (repayment of) bank loans                     (2,060)       (5,044)         (459)          136
                                                             --------      --------      --------      --------
                                                               18,534         4,405          (947)          344
                                                             --------      --------      --------      --------

INVESTING ACTIVITIES
   Mineral property, plant and equipment expenditures          (9,612)       (6,270)       (4,843)         (525)
   Investment and other property expenditures                  (1,158)          (24)         (396)           (8)
   Changes in non-cash working capital items                     (168)         (413)          234          (354)
   Proceeds from sale of short-term investments                    --           256            --            --
   Other                                                           --           (81)           --            40
                                                             --------      --------      --------      --------
                                                              (10,938)       (6,532)       (5,005)         (847)
                                                             --------      --------      --------      --------
Increase (decrease) in cash and cash equivalents for the        6,854        (4,213)       (7,779)       (1,535)
period
Cash and cash equivalents, beginning of period                  3,331         7,544        17,964         4,866
                                                             --------      --------      --------      --------
Cash and cash equivalents, end of period                     $ 10,185      $  3,331      $ 10,185      $  3,331
                                                             ========      ========      ========      ========

SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Exchange of land equity in a subsidiary                   $     --      $  2,800      $     --      $     --
   Marketable securities acquired in land exchange                 --           500            --            --
   Lease of mining equipment                                      434            --            --            --
   Warrants granted pursuant to equity financing                   --            27            --            --
   Shares issued to purchase a royalty                          3,000            --            --            --
   Shares issued to purchase a mineral property                 1,250            --            --            --
   Exchange of marketable securities for ore stockpiles           500            --           500            --
   Shares issued to purchase ore stockpiles                     4,000            --         4,000            --
   Shares issued for compensation                                 253            --            --            --
                                                             --------      --------      --------      --------
                                                             $  9,437      $  3,327      $  4,500      $     --
                                                             ========      ========      ========      ========